COMMERCIAL VEHICLE GROUP, INC.
7800 Walton Parkway
New Albany, OH 43054
November 23, 2010
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Max A. Webb Sonia Bednarowski
Re:	Commercial Vehicle Group, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 2, 2010
(File No. 001-34365)
Ladies and Gentlemen:
          In connection with the Company’s responses to the comment letter to Mervin Dunn, dated November 18, 2010, from the Staff of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 2, 2010 (collectively, the “filings”), the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please call Dennis M. Myers of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2232 with any questions relating to the foregoing.

Very truly yours, COMMERCIAL VEHICLE GROUP, INC.
By:	/s/ Chad M. Utrup
	Name:	Chad M. Utrup
Its: Chief Financial Officer

cc:    Dennis Myers